EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

March 20, 2024

AVINO ACHIEVES $43.9 MILLION IN REVENUES FOR 2023;

FOURTH QUARTER COSTS TRENDING LOWER

Avino Silver & Gold Mines Ltd. ((ASM: TSX/NYSE American; FSE: GV6") a long-standing silver producer in Mexico, announces its consolidated financial results for the Company’s fourth quarter and year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Revenues of $12.5 million
•	Mine operating income of $2.6 million, $3.6 million net of non-cash costs of sales
•	Net Income of $0.6 million
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] of $1.1 million
•	Adjusted earnings[3] of $2.0 million
•	Cash costs per silver equivalent ounce payable sold[1,2,3] of $15.04
•	All in sustaining cash costs per equivalent payable ounce sold[1,2,3] of $21.67

Full Year 2023 Financial Highlights

•	Revenues of $43.9 million
•	Mine operating income of $7.8 million, $11.1 million net of non-cash costs of sales
•	Net Income of $0.5 million
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] of $2.5 million
•	Adjusted earnings[3] of $4.6 million
•	Cash costs per silver equivalent payable ounce sold[1,2,3] of $15.61
•	All in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] of $21.87
•	Cash of $2.7 million at December 31, 2023
•	Working capital[3] of $9.7 million at December 31, 2023

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (MD&A) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

“The fourth quarter showed steady improvement with positive net income and reduced operating costs,” said Nathan Harte, Chief Financial Officer. “With lower per ounce costs and improved margins, we are well positioned for 2024. With costs stabilizing in Mexico, our team has worked diligently to preserve our cost structure. Working capital has improved throughout the year, up to close to $10 million at the end of the year and we remain confident in our plans to move forward with La Preciosa without significant capital spending.”

“Cash management remains top of mind and Avino, like other Mexican miners in 2023, experienced inflationary pressures coupled with a stronger Mexican Peso. This environment proved challenging, said David Wolfin, President and CEO. “However, through strong cost control measures across the Company, we have been able to moderately lower costs over the last quarter. We continue to focus on our growth goals and have recently made significant progress with our plans for La Preciosa, our development stage mineral property which hosts a large undeveloped primary silver resource in Mexico, which is located adjacent to Avino’s existing operations in Durango, Mexico. The addition of La Preciosa’s mineral resource inventory significantly increased Avino’s consolidated NI 43-101 mineral resources, which is currently 371 million silver equivalent ounces.”

Avino Silver & Gold Mines Ltd. – March 20, 2024

Avino Achieves $43.8 Million in Revenues for 2023; Fourth Quarter Costs Trending Lower

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2023	Fourth Quarter 2022	Change	Year 2023	Year 2022	Change
Financial Operating Performance
Revenues	$12,530	$14,649	-14%	$43,889	$44,187	-1%
Mine operating income	$2,561	$4,356	-41%	$7,819	$15,062	-48%
Net income	$563	$1,296	-57%	$542	$3,096	-82%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$1,120	$3,207	-65%	$2,506	$10,263	-76%
Adjusted earnings[3]	$1,972	$4,026	-51%	$4,601	$10,239	-55%
Cash provided by operating activities	$621	$3,320	-81%	$1,488	$11,831	-87%
Per Share Amounts
Earnings per share – basic & diluted	$0.00	$0.01	-100%	$0.00	$0.03	-100%
Adjusted earnings per share[3]	$0.02	$0.03	-33%	$0.04	$0.08	-50%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2023	September 30, 2023	Change	December 31, 2023	December 31, 2022	Change
Liquidity & Working Capital
Cash	$2,688	$1,856	45%	$2,688	$11,245	-76%
Working capital[3]	$9,727	$7,445	31%	$9,727	$8,821	10%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	Fourth Quarter 2023	Fourth Quarter 2022	Change	Year 2023	Year 2022	Change
Operating
Tonnes Milled	143,738	150,292	-4%	615,373	541,823	14%
Silver Ounces Produced	224,723	309,856	-27%	928,643	985,195	-6%
Gold Ounces Produced	1,452	2,426	-40%	7,335	5,778	27%
Copper Pounds Produced	1,317,793	1,540,851	-14%	5,304,808	6,504,177	-18%
Silver Equivalent Ounces[1] Produced	558,460	770,127	-27%	2,415,232	2,655,502	-9%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	584,061	756,536	-23%	2,086,485	2,449,704	-15%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.04	$11.76	28%	$15.61	$10.34	51%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$21.67	$18.63	16%	$21.87	$17.91	22%

4th Quarter and FY 2023 Highlights

La Preciosa

•	On February 28, 2024, the Company provided an update on recently completed and ongoing work in connection with La Preciosa. Capital costs for 2024 are expected to be between US$3.0 – US$4.0 million and will include surface works and equipment procurement intended for the first phase of mine development for the Gloria and Abundancia Veins. Avino already has the mining equipment necessary to commence operations at La Preciosa. The application for the Environmental Permit has been submitted by the Company to the relevant authorities. A further permit will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins. Avino anticipates receiving these permits sometime in 2024. Avino is fully committed to moving this project forward as it factors prominently in the Company's 5-year growth strategy. Recent photos from the La Preciosa property can be viewed on our website by clicking here.

Avino Silver & Gold Mines Ltd. – March 20, 2024

Avino Achieves $43.8 Million in Revenues for 2023; Fourth Quarter Costs Trending Lower

Consistent Production Results at Avino:

•	Silver equivalent production was steady although 27% lower compared to Q4 2022 and 9% lower compared to full year 2022. Overall production was impacted by mining in lower grade areas. Although grades were lower in 2023, we did see positive increases as we moved into other blocks of the mine in the fourth quarter. 2023 planned production levels for 2024, both the Avino Mine and stockpiles from La Preciosa will be 700,000 – 750,000 tonnes for mill processing. Targeted full year production between 2.5M and 2.8M silver equivalent ounces.

Pre-Feasibility Study – Oxide Tailings Project

•	On February 5, 2024, the Company announced the completion of the Pre-Feasibility Study (“PFS”) for its Oxide Tailings Project (“OTP”) at the Avino Mine Operations. The completion of the PFS is a key milestone in our growth trajectory.
•	The study highlighted Proven and Probable Mineral Reserves, a first in Avino’s long history, of 6.70 Million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t respectively.
•	The OTP is considered one of our 3 catalysts for growth as a future gold and silver production asset.

2023 Drill Programs - Announced Exceptional Drill Results

Avino completed its planned and budgeted drilling program for 2023 by drilling 7,545 metres in 13 drill holes. This included the best intercept in Avino’s 55-year history and was announced on July 5, 2023. Our team of geologists are implementing recommendations made by our consulting structural geologists to further study the potential of the entire mineralization. Drilling news releases for the year can be found in these links: January 5, 2023, May 23, 2023, July 5, 2023, and September 14, 2023.

Avino Exploration and Evaluation for 2024

The Company’s budgeted exploration and evaluation expenditures for 2024 will be focused on regional exploration and further understanding of the structural geology below the current Avino Mine production area, with no drilling planned. The Company’s priority is to move La Preciosa forward to development and production.

Dry-Stack Tailings Facility

The facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to the disused Avino open pit area. A tab is now available on our website that provides further information on our tailings management system along with  videos  (in English and Spanish) that can be viewed.  In addition, a selection of short videos of the facility in operation can be viewed on our Company website, under Videos and Media.

Capital Expenditures

Fourth quarter capital expenditures company-wide were $1.1 million, bringing the year-to-date total to $8.5 million, compared to just under $9.0 million for the full year 2022 and within the range as previously disclosed in the Avino 2023 Outlook press release which can be found here on the Company’s website. This figure also includes exploration expenditures on the Avino Property.

ESG Initiatives

Avino continues to strengthen and cultivate relationships with our local communities and stakeholders as it is our goal to contribute in positive and meaningful ways. We view the communities near the core of our operations as being indelibly at the center of successful mining projects. With recent additions to our Community Relations team in Durango, our energy has been directed towards supporting education in the local schools. Our ambition is to educate a younger population in their backyard, to encourage them to see the benefits of mining, and allow them to dream of a future where they can have a real career close to home.

Avino Silver & Gold Mines Ltd. – March 20, 2024

Avino Achieves $43.8 Million in Revenues for 2023; Fourth Quarter Costs Trending Lower

Mexican nationals account for 100% of our mine work force. Currently, we have 448 direct jobs which includes the workers at the mine site and in our Durango offices. This translates to approximately 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area. After working diligently towards obtaining an ESR designation in 2022, the team in Durango has received this designation for the second time in August 2023, and is currently working on repeating this distinction.

Qualified Person

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s Management Discussion and Analysis dated March 20, 2024 for the year ended December 31, 2023, which is incorporated by reference within this news release and is available on SEDAR+ at www.sedarplus.ca.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, March 21st, 2024, at 08:00 am PDT (11:00 am EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q4 and Year End 2023 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Avino Silver & Gold Mines Ltd. – March 20, 2024

Avino Achieves $43.8 Million in Revenues for 2023; Fourth Quarter Costs Trending Lower

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q4 2023, AgEq was calculated using metals prices of $23.50 oz Ag, $1,994 oz Au and $3.72 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.46 oz Ag, $1,953 oz Au and $3.83 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.